FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
31 October 2006
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
( Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:
     Name       Stuart MacKenzie
     Title:      Group Secretary & General Counsel
Date: 31 October 2006

People.Rets.Grow
Managing DirectorArthur Hood

Forward-looking statements
People.Results.Growth.
This presentation may contain certain forward-looking statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management.
Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement.
Lihir can give no assurances that the estimates, profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release.

Executive summary
People.Results.Growth.
• Operational performance improving strongly
· Production of 127,000 oz
· Good progress on projects
· Continued reduction in hedge book
· Industry wide cost escalation evident

Mine performance
People.Results.Growth.
785 Availability
Benchmark 85% 85
83.8
78.2 76.9 76.1 74.6 72.4 73.2 72.6 71.7 71.1 70 67.9
Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06

Record material movements
People.Results.Growth.
(Mt)
15.0
12.8
11.9 11.3 10.8 10.4
9.0 Q1 05 Q2 05 Q3 05 Q4 05 Q1 06 Q2 06 Q3 06

Strong mill performance
People.Results.Growth.
Mill Throughput (tonnes,000) Tonnes per Op hr per Autoclave
183 188 184
1100
169 170 175 175 172 160
982 970
917 146 148
126
711
500
Q3 05 Q4 05 Q1 06 Q2 06 Q3 06 1998 1999 2000 2001 2002 2003 2004 2005 H1 06 July Aug Sept

Industry cost pressures emerging
People.Results.Growth.
($US millions)
66.2 62.7 60 57.9 54.6 52.5
49.3 50.8
46 41.9 42.7 42.1
Q2 05 Q3 05 Q4 05Q1 06 Q2 06 Q3 06 Q2 05Q3 05 Q4 05 Q1 06 Q2 06 Q3 06
Gross Cash Costs Total Cash Costs

Expansion plans proceeding
People.Results.Growth.
• Geothermal power plant nearing completion
· Flotation project on track to commence commissioning Q1 07
· +1 million oz options study to be completed early 2007
– Feasibility study 2007 – Construction 2008? – Production 2009?

Ballaratmerger initiated
People.Results.Growth.
Gold production (kozs)
•Extensive due diligence +1250 completed
~250 BGF +1000
•Will deliver significant value to +900
+800 +200 BGF and LHG shareholders +100 630-640 •Independent expert’s report +1000 LHG being prepared +800 +800 +800
630/ 640
•Scheme meeting Jan 07
2006 2007 2008 2009 2010

Updated Guidance
People.Results.Growth.
2006
• 630-640 kozsproduction
· Full year gross cash costs to be approximately $400 per ounce
2007
· Production of +800 kozs
· Gross cash costs per ounce to reduce to low $300s

www.lihir.com.pg